Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2010 and 2009 is as follows (in thousands, except per share amounts):

	Quarter Ended
2010	December 31	September 30		June 30		March 31
Rental and related revenue	$228,868	$230,781		$206,351		$212,242
General contractor and service fee revenue	100,971	132,351		168,398		113,641
Net income (loss) attributable to common shareholders	$9,552	$34,064		$(42,391)		$(15,264)
Basic income (loss) per common share	$0.04	$0.13		$(0.19)		$(0.07)
Diluted income (loss) per common share	$0.04	$0.13		$(0.19)		$(0.07)
Weighted average common shares	252,130	251,866		227,082		224,153
Weighted average common shares and potential dilutive securities	257,420	257,383		227,082		224,153

2009	December 31	September 30		June 30		March 31
Rental and related revenue	$213,542	$210,935		$210,316		$207,438
General contractor and service fee revenue	114,097	100,880		129,444		105,088
Net income (loss) attributable to common shareholders	$(3,033)	$(322,882	)(2)	$(32,406	)(3)	$23,247
Basic income (loss) per common share	$(0.02)	$(1.44)		$(0.16)		$0.15
Diluted income (loss) per common share	$(0.02)	$(1.44)		$(0.16)		$0.15
Weighted average common shares	224,012	223,952		207,290		148,488
Weighted average common shares and potential dilutive securities	224,012	223,952		207,290		155,747

(1)	Amount includes $284.8 million of non-cash impairment charges.

(2)	Amount includes $17.7 million of non-cash impairment charges.